October 27, 2023

VIA EDGAR

Benjamin Richie

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Advanced Biomed Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed August 28, 2023

File No. 333-272110

Dear Mr. Richie,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 8, 2023, relating to the above referenced Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 5”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to Amendment No. 4), all page references herein correspond to the page of the Amendment No. 5. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 5.

Form S- 1/A Filed August 28, 2023

China’s Cancer Early Screening Market, page 69

1. We reference comment 27 from our comment letter dated December 27, 2022 and note your statement that "China’s early screening market is growing steadily, and the scale is expected to exceed USD 23.6 billion in three years." Please revise to cite the source of this estimate or expectation and explain the basis therefor.

Response: In response to the Staff’s comment, we have consolidated the industry and market data using the Grand View report commissioned by us and revised the disclosure on page 69.

Enforceability of Civil Liabilities, page 123

2. We reference comment 17 from our comment letter dated March 17, 2023. Please revise to state the jurisdiction where each of the Company's directors are located.

Response: In response to the Staff’s comment, we have disclosed the jurisdictions where each of our directors and director nominees are located on page 123.

Financial Statements, page F-1

3. Please update your financial statements and corresponding financial information to include audited financial statements for the year ended June 30, 2023. Refer to Rule 8-08 of Regulation S-X.

Response: We have updated the registration statement to include audited financial statements for the year ended June 30, 2023.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Hung To Pau
Hung To Pau, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP